SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Ratings

Key Rating Drivers

Federal Government Support: Centrais Elétricas Brasileiras S.A.’s (Eletrobras) Issuer Default Ratings (IDRs) continue to reflect some linkage with the Federal Republic of Brazil’s sovereign rating (BB+, Outlook Negative). The sovereign holds 51% of company voting shares and guarantees 15% of its consolidated debt at September 2015. Eletrobras is strategic to the country because of its prominent position within the Brazilian power sector due to its relevant market share in electricity generation, transmission and distribution.

Lower IDR on Stand-Alone Basis: On a stand-alone basis, Eletrobras’ IDRs would be lower, due to its still weak consolidated operational cash generation, high capex program and deteriorated credit metrics for the current rating category. The decision to accept the early renewal of all of its generation and transmission power concessions expiring between 2015 and 2017 severely affected Eletrobras’ consolidated credit profile.

Cash Generation to Improve: Fitch Ratings estimates Eletrobras’ EBITDA generation should achieve an annual average of BRL2.8 billion in 2016–2018. The company’s operational cash generation should benefit from tariff increases, additional compensations for the transmission concessions renewed, efficiency gains and divestment of the distribution business.

Capex to Pressure FCF: Eletrobras’ FCF generation is expected to remain negative, even though capex and investment have been revised and reduced as part of a new business strategy. Fitch views as positive that the company’s subsidiaries did not participate in the recent transmission and generation bids promoted by the government. Eletrobras’ strategic plan for 2016–2019 considers BRL37.1 billion of capex and capital injection in subsidiaries.

Manageable Debt Maturity Profile: Eletrobras’ consolidated risk profile benefits from an extended debt maturity schedule and the maintenance of strong liquidity position. Eletrobras’ liquidity of BRL9 billion at the end of third-quarter 2015 favorably compares with BRL6.1 billion of short-term debt.

Political Risk: Eletrobras is exposed to political interference risks given its status as an entity controlled by the Brazilian government. The government can use the company to achieve macroeconomic and social objectives through price controls and/or subsidies and as manager of sector funds. Regulatory risk for the Brazilian power sector is considered moderate, while hydrology risk is currently above average.

Rating Sensitivities

Negative Rating Action: A downgrade of the sovereign; the weakening of Brazilian government support; the inability to conclude divestment of the distribution companies (DisCos); and/or the deterioration on the company’s liquidity position would negatively pressure Eletrobras’ IDRs.

Positive Rating Action: The company’s IDRs may benefit from a sustained recovery of the group’s operational cash flow generation and more robust credit metrics. The Brazilian government’s continuous support could also strengthen the linkage between the group and Brazil and lead to a positive rating action.

Centrais Elétricas Brasileiras S.A.
Foreign Currency
Long-Term IDR		BB
Senior Unsecured Bonds		BB
Local Currency
Long-Term IDR		BB
National Long-Term Rating		AA–(bra)
Furnas Centrais Elétricas S.A.
Foreign Currency
Long-Term IDR		BB
Local Currency
Long-Term IDR		BB
National Long-Term Rating		AA–(bra)

IDR – Issuer Default Rating.

Rating Outlooks
Long-Term Foreign Currency IDR		Stable
Long-Term Local Currency IDR		Stable
National Long-Term Rating		Stable

Financial Data
Centrais Eletricas Brasileiras S.A.
(Eletrobras)
	LTM
(BRL Mil.)	9/30/15	12/31/14
Revenue	34,509	30,245
EBITDA	1,842	2,437
EBITDA Margin (%)	5.3	8.1
Funds from
Operations	(1,976)	(4,008)
FCF	(4,438)	(3,793)
Cash and Mkt.
Securities	9,062	5,137
Total Adj. Debt	51,570	42,747
Total Adj. Debt/
EBITDAR (x)	28.0	17.5
FFO-Adjusted
Leverage (x)	28.7	(30.9)
EBITDA/Gross
Interest Expense (x)	0.4	0.7

Related Research
Fitch Affirms Eletrobras and Furnas’
LT IDRs at ‘BB’; Outlook Stable
(November 2015)

Analysts
Adriane Silva
+55 11 4504-2205
adriane.silva@fitchratings.com
Mauro Storino
+55 21 4503-2625
mauro.storino@fitchratings.com

www.fitchratings.com	January 26, 2016

Related Criteria Corporate Rating Methodology — Including Short-Term Ratings and Parent and Subsidiary Linkage (August 2015)

Recent Events

Approval of Renewal Compensation Values

Fitch sees the recent approval by Agencia Nacional de Energia Eletrica (ANEEL) of the claimed compensation values for Eletrobras’ transmission assets existing before 2000 after the concessions renewal as positive. From a claim of approximately BRL20.3 billion for its transmission subsidiaries, ANEEL has approved BRL10 billion in 2015. Eletrobras expects ANEEL to approve a total of approximately BRL17 billion–BRL19 billion. Claims for generation assets in the amount of BRL6 billion may be approved only after 2016.

Positive Divestment of Distribution Companies

Fitch believes the divestment of Eletrobras’ DisCos is positive for its cash flow generation. CELG Distribuidora S.A. (CELG D) privatization has been approved by Eletrobras’ board on Dec. 28, 2015 and the sale shall occur during first-half 2016. The company expects the remaining six DisCos to be sold in the short term. Eletrobras expects to sell its stake/control at CELG D for a minimum BRL1.4 billion. Although the privatization of the other six DisCos may not bring any significant cash to Eletrobras, it will avoid approximately BRL2 billion/year of cash disbursement on capex and opex.

Financial Overview

Liquidity and Debt Structure

Eletrobras has historically maintained a strong liquidity position. As of Sept. 30, 2015 the company’s consolidated liquidity ratios as measured by cash/short-term debt and cash plus cash flow from operations (CFFO)/short-term debt were robust, at 1.5x and 2.2x, respectively, while net leverage was negative. Eletrobras’ liquidity of BRL9 billion at third-quarter 2015, compared with BRL6.1 billion of short-term debt, may be reinforced by an additional BRL19 billion of complimentary compensation for the early renewal of the transmission concessions, already partially approved by ANEEL, and BRL1.4 billion from the sale of CELG D.

	Debt Maturities and Liquidity
	(BRL 000, As of Sept. 30, 2015)
	Current Maturity	6,132,469
	Two Year	998,537
	Three Year	5,350,192
	Four Year	4,981,600
	Five Year	6,887,542
	Beyond Five Years	22,351,396
	CFFO	4,259,768
	Cash	9,061,533
	Undrawn Committed Facilities	—

	Source: Company reports.		Source: Company reports.

Centrais Elétricas Brasileiras S.A. (Eletrobras)	2
January 26, 2016

Eletrobras’ consolidated risk profile benefits from an extended debt maturity schedule. Total adjusted debt, excluding the Reserva Global de Reversao (RGR), increased to BRL44.8 billion as of September 2015. The company’s consolidated financial obligations are composed of international bonds (28%), Banco Nacional de Desenvolvimento Economico e Social (BNDES) loans (17%), funds raised from international multilateral agencies (7%) and by Federal Government Banks (BNDES, Banco do Brasil and Caixa Economica Federal; 33%) and others. The federal government has supported the company through guarantees to part of the latter debts, reducing Eletrobras’ cost of funds and benefiting its cash flow. As of September 2015 Eletrobras guaranteed BRL405 million of the debt of its subsidiaries.

Cash Flow Analysis

Eletrobras’ EBITDA generation should achieve an annual average of BRL2.8 billion in the next three years, according to Fitch projections. The company’s operational cash generation should benefit from a tariff increase to incorporate investments that are being made on the renewed concessions, additional compensations for the transmission concessions renewed, efficiency gains and divestment of the distribution business. Eletrobras’ current weak operational cash generation continues to reflect the highly negative impact of its decision to accept the early renewal of all of its generation and transmission power concessions. In the LTM ended Sept. 30, 2015 recurring EBITDA was BRL1.8 billion, which excludes a BRL3.4 billion nonrecurring impairment provision at the Eletrobras Termonuclear S.A. subsidiary.

The company’s consolidated CFFO of BRL4.3 billion during the LTM ended Sept. 30, 2015 was not sufficient to cover capex of BRL8.7 billion and dividends of BRL24 million, leading to negative FCF of BRL4.4 billion. CFFO saw a positive impact in fourth-quarter 2014 from a supplier’s credit of BRL7.2 billion from Amazonas Distribuidora de Energia S.A. with Petroleo Brasileiro S.A. (Petrobras) for fuel supply. Eletrobras’ FCF generation is expected to remain negative, even though capex and investment have been revised and reduced as part of a new business strategy. Fitch views as positive that the company’s subsidiaries did not participate in the recent transmission and generation bids promoted by the government. Eletrobras’ strategic plan for 2016–2019 considers BRL37.1 billion of capex and capital injection in subsidiaries. Expansion plans pose a challenge and will need to be funded through new debt and cash generation. Fitch does not expect Eletrobras to pay dividends until 2017.

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FX Screener

FX risk screener shows Fitch’s estimates of the foreign currency (FC) and local currency split between Eletrobras’ debt, sales and operating costs. The Fitch FX Screener chart below illustrates the relative proportions rather than specific figures, thereby acknowledging the limitations of calculating the currency splits for a given financial year.

Fitch analysts make estimates, sometimes with information from management, as to the actual FC receipts or FC-linked income relative to costs. Within the graph’s debt columns, the short-term FC (usually U.S. dollar) debt is highlighted since, in a volatile currency market, this debt has to be physically repaid with FC using cash or accommodative refinancing in the bond or bank market.

Fitch believes Eletrobras is materially exposed to exchange rate fluctuations due to its relevant debt portion (BRL17 billion, or 38% of its total debt (ex-RGR) by the end of September 2015) in foreign currency. The company only has revenues in BRL and does not carry any hedging instruments, which could generate negative pressure on the company’s credit metrics and financial covenants given the significant devaluation of the Brazilian real. At Sept. 30, 2015 the company registered BRL2.6 billion of debt maturing until 2016 that is exposed to exchange rate volatility, which poses further risks.

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Peer and Sector Analysis

Peer Group Analysis
				Companhia
	Centrais Eletricas		Interconexion	Energetica de
	Brasileiras S.A.	Emgesa S.A.	Electrica S.A.	Minas Gerais
(USD Mil.)	(Eletrobras)	E.S.P	E.S.P. — ISA	(Cemig)
LTM as of	9/30/15	9/30/15	9/30/15	9/30/15
Long-Term IDR	BB	BBB	BBB	NR
Outlook	Rating Outlook	Rating Outlook	Rating Outlook	Rating Outlook
	Stable	Stable	Stable	Negative

Financial Statistics
Revenue	8,688	608	1,545	5,598
YoY Revenue Growth (%)	31.0	(28.0)	27.0	29.0
EBITDA	464	375	858	1,411
EBITDA Margin (%)	5.0	62.0	56.0	25.0
FCF	(1,117)	539	448	160
Total Adjusted Debt	12,983	—	3,577	4,996
Cash and Cash Equivalents	2,281	—	664	685
Funds Flow from Operations	(497)	339	604	973
Capex	2,184	211	8	255

Credit Metrics (x)
EBITDA/Gross Interest Coverage	0.4	6.1	1.6	4.3
(FCF + Cash)/Debt Service Coverage	0.9	9.8	1.7	0.8
Adjusted Debt/EBITDAR	28.0	—	4.2	3.5
FFO Interest Coverage	—	—	—	—
IDR – Issuer Default Rating. YoY – Year over year. NR – Not rated.
Source: Fitch Ratings.

Company Profile

Eletrobras is the largest electric utility holding in Brazil. Its consolidated subsidiaries, Companhia Hidro Elétrica do São Francisco, Centrais Elétricas do Norte do Brasil S.A., Eletrobrás Termonuclear S.A., Eletrosul Centrais Elétricas S.A. (Eletrosul), Furnas Centrais Elétricas S.A. (Furnas), Companhia de Geração Térmica de Energia Elétrica and Itaipu Binacional S.A. (Itaipu, BB+/AAA(bra)/Negative) are responsible for approximately 32% of the installed generation capacity and 49% of the transmission lines equal and above 230 kilovolts (kV) in the country. Eletrobras also participates in the Brazilian distribution segment through seven DisCos, including CELG D.

The company and its subsidiaries also hold a portfolio of minority investments in electricity generation, transmission and DisCos in Brazil, many of them previously owned by Eletrobras and then privatized. The group also has noncontrolling interests in partnerships, i.e. special purpose companies, with private companies across the country.

Operations

Generation

Energy generation is Eletrobras’ main operating activity, responsible for approximately 48% of total gross revenues in the LTM ended Sept. 30, 2015, a 20% reduction when compared with 2014. This decrease was mainly due to the lower amount of energy sold at the spot market combined with the reduction of the spot prices in 2015.

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January 26, 2016

As of September 2015 Eletrobras controlled approximately 32% of Brazil’s total installed generation capacity through its consolidated subsidiaries and its participation in Itaipu. Installed capacity ended 2015 at 44.5 gigawatts (GW), with 0.5 GW of additional capacity added in the year. Eletrobras power plants operate with 91.7% of renewable sources, 85.9% hydro, 4.5% nuclear and 1.3% solar and wind. The balance operates on 8.3% of thermal sources.

The company is also present in the relevant generation projects currently being developed in the country, which will add approximately 15 GW to this capacity by 2016–2018. The company’s investments also include 49.98% participation in the hydroelectric project Belo Monte, which will have a total 11,233 MW installed capacity.

Eletrobras operates as the responsible agent for the commercialization of the electric power generated by Itaipu and through the Programa de Incentivo às Fontes Alternativas de Energia Elétrica (Proinfa). Itaipu is one of the world’s largest hydroelectric plants, with a total installed capacity of 14,000 MW, jointly owned by Eletrobras and Administración Nacional de Electricidad, a Paraguayan governmental entity. Pursuant to a treaty between the two countries, Eletrobras sells approximately 95% of Itaipu’s output, including its 50% share and the part of Paraguay’s share of electricity not used by the country. Proinfa is a federal government program established to foster alternative sources of electric power (wind, biomass and small scale hydro) limited to a total installed capacity of 3,300 MW in stage one of the program.

The output of Itaipu and Proinfa is not subject to the public bidding process for the supply of electricity to the regulated market. Itaipu’s output, net of Paraguayan demand, is directly purchased by the distribution concessionaires in the southern/southeastern interconnected power system, as defined by the Brazilian government through the regulatory agency ANEEL. Proinfa’s output is directly sold to DisCos and free consumers. In both cases, prices are feed-in tariffs defined to cover all Itaipu’s and Proinfa’s costs, annually set by ANEEL and passed on to the energy bills. Itaipu’s feed-in-tariff is denominated in U.S. dollars, and therefore, subject to movements in the exchange rate.

Transmission

Eletrobras benefits from the transmission segment’s stable cash flow generation. The subsidiaries operate as natural monopolies and revenues are exempt from volumetric risk. Rather than relating to the transmitted electricity volume, the permitted annual revenues (PARs) for a given tariff period are based on available transmission assets. PARs relating to the basic network (transmission lines with voltages equal or higher than 230 kV) are adjusted on an annual basis to take into account inflation, as measured by the general price index market, without the need of prior approval by ANEEL. Gross revenues from energy transmission represented about 12% of Eletrobras’ total revenues at LTM Sept. 30, 2015.

As of Sept. 30, 2015 Eletrobras owned approximately 49% of all transmission lines in Brazil above 230 kV, totaling 67,494km of transmission lines. Transmission projects under construction should add 10,239km of transmission lines, representing an increase of BRL1.3 billion of PAR in the next three to four years. These projects should demand total capex of around BRL12.9 billion, including BRL2.2 billion from Eletrobras’ equity contributions.

Eletrobras, as well as other companies that accepted the early renewal of the concessions, were waiting until the government approved the compensation for the investments made in the transmission assets before May 2000. As of December 2015 two of its subsidiaries, Furnas and Eletrosul, have received the regulatory approval for the claimed value amounting to BRL10 billion (originally booked as BRL5 billion). After approving the compensation values,

Centrais Elétricas Brasileiras S.A. (Eletrobras)	6
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government still needs to determine the terms and conditions for the payment of these amounts.

Distribution

Eletrobras holds interest in the distribution segment through six federal utilities in the north/northeast regions and a 51% stake in CELG D added to this portfolio in 2014. This segment accounts for 36% of total gross revenues at LTM Sept. 30, 2015 with a negative contribution to EBITDA.

Eletrobras’ DisCos have been presenting a weak operational performance, with low service quality and energy losses above the maximum parameters established by ANEEL, thus negatively affecting their operational cash flow and financial metrics. In July 2015 these seven concessions, along with 41 other DisCos (representing 65% of Brazilian DisCos), expired. Most of the 41 concessions were renewed up to December 2015, including CELG D. The remaining six concessions from Eletrobras should be renewed until July 2016.

Fitch considers Eletrobras’ strategy to sell all of its DisCos concessions as positive. CELG D should be the first DisCo to be privatized. The privatization was approved by Eletrobras’ board at the end of 2015 and the bidding auction and sale conclusion should occur in first-half 2016. Minimum price for Eletrobras’ total shares, representing 50.93% of the CELG D’s total capital, was set to approximately BRL1.4 billion. Eletrobras expects to privatize the remaining six DisCos in the short term.

The Brazilian power sector presents a lower rationing risk at the beginning of 2016 compared with the same period in 2015. The recovery of the hydropower plant’s reservoirs levels located in the southeastern/midwestern subsystem, the country’s major and most important subsystem, is essential to surpass this issue. The storage capacity of these plants was at 29.82% in December 2015, compared with 19.36% in December 2014. Along with this recovery, a lower energy consumption scenario for 2016, due to weak macroeconomic conditions supports the lower risk of a power rationing.

At the same time, the introduction of the tariff flag mechanism at the beginning of 2015 was positive for the segment as substantially reduced the operational cash flow volatility. The Tariff Flag System comprises three flags: green, yellow and red, in reference to the colors of traffic lights, so that consumers can more easily understand them. The tariff flags signal to consumers the actual energy price in the country and the conditions of system supply. Fitch’s concern is the behavior of losses and delinquency for 2016. As the unemployment rate increases, industrial and commercial sectors’ performance deteriorates and public entities’ cash squeezes.

Other Activities

Eletrobras acts as the sector-financing agent, managing a portfolio of sector funds that are sector charges. RGR, Conta de Desenvolvimento Energético, Uso do Bem Público and Conta de Consumo de Combustíveis Fósseis dos Sistemas Isolados collected from all market participants and are used to fund sector investments. Particularly, RGR and CDE funds finance three federal government programs: Luz para Todos, which aims at universalization of electricity access; the National Program of Efficient Public Lighting; and the National Program for Electric Power Conservation. The CDE fund acts as a government subsidy, whereas RGR borrowings bear a low, subsidized interest rate. Eletrobras incurs interest at 5% when borrowing from the RGR fund and charges an extra average administrative fee of 1%–2%

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when on-lending to subsidiaries and other market participants. The net result is zero, as the remuneration aims only at covering the costs of these activities.

Strategy

After the concessions early renewal in 2013, Eletrobras’ main focus is on a better economic and financial performance with sustainable growth and operational efficiency. The company has implemented a voluntary dismissal program in 2012 that resulted in a reduction of approximately 5,000 job positions and BRL1 billion per year of savings. Participation in infrastructure projects locally and abroad should be strictly guided by criteria of selection of projects according to their technical, economic and financial feasibility. And as a consequence the company has not participated on recent concessions auctions. Also, the company is engaged in divesting its distribution businesses, with CELG D privatization auction scheduled for first-half 2016.

Business Trends

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Organizational Structure

Organizational Structure— Centrais Elétricas Brasileiras S.A. (Eletrobras)
(BRL Mil., Eletrobras as of Sept. 30, 2015 and Itaipu as of June 30, 2015)

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Debt and Covenant Synopsis — Centrais Eletricas Brasileiras S.A. (Eletrobras)

Overview
Issuer	Centrais Eletricas Brasileiras S.A.
Original Issue/
	Issue	Issue Date	Maturity Date	Outstanding	Indenture Date
	7.750% Senior Unsecured Notes due 2015	11/30/05	11/30/15	USD300 Mil./USD300 Mil.	11/30/05
	6.875% Senior Unsecured Notes due 2019	7/30/09	7/30/19	USD1 Bil./USD1 Bil.	7/30/09
	5.750% Senior Unsecured Notes due 2021	10/27/11	10/27/21	USD1.75 Bil./USD1.75 Bil.	10/27/11
Description of Debt	Senior Unsecured Notes. Interest will be payable semiannually.
Security	Unsecured
Ranking	Senior
Guarantee	None
Release of Guarantee	None
Equity Clawback	None
Callability	The notes may be redeemed at the option of the issuer in whole at any time at their principal amount together with accrued Interest if the issuer has or will become obliged to pay additional amounts in excess of the additional amounts the issuer would be obliged to pay if payments were subject to withholding or deduction at a rate of 15%.

Financial Covenants
Consolidated Leverage (Maximum)	None
Senior Secured Leverage (Maximum)	None
Interest Coverage (Minimum)	None

Acquisitions/Divestitures
Change of Control (CoC) Provision	The Federal Government of Brazil must own, directly or indirectly, at least 51% of the voting share capital.
Sale of Assets Restriction	Eletrobras cannot dispose of any material part of its undertaking, assets or revenues, determined on a consolidated basis, unless such disposal is made on arm’s length terms and there is no substantial change in the nature of its business.
Limitation on Acquisitions/Investments	Consolidations and mergers are limited unless: (1) the corporation formed is organized and exists under the laws of Brazil and shall assume the payment of the principal and interest on the notes and the performance and observance of all of the covenants and conditions of the Trust deed; and (2) Eletrobras or such successor corporation shall not immediately thereafter be in default under the notes or the Trust deed.

Debt Restrictions
Additional Debt Restriction	None
Limitation on Liens	None
Restricted Payments	None

Other
Cross-Default	A cross-default is triggered by failure to pay principal or interest when due on at least USD100 million of debt.
Cross-Acceleration	A cross-default is triggered by failure to pay principal or interest when due on at least USD100 million of debt.
MAC Clause	None
Capex Restrictions	None
Covenant Applicability	None
and Suspension

MAC – Material adverse change. Note: Disclaimer — The covenant summaries reflect Fitch’s interpretation and synopsis of information contained in publicly available documents identified in the “Document Date and Location” section of each covenant summary table. Fitch cannot ensure that the information contained in such documents is either accurate or complete, or that the covenant summaries, or any particular covenant summary, accurately or completely reflect the key terms of any such document. The information presented in the covenant summaries is provided “as is” without any representation or warranty and is not a substitute for information provided to investors by an issuer and its agents in connection with a sale of securities.

Source: Company, Fitch Ratings.

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Key Forecast Assumptions

• Receipt of BRL17 billion as compensation value for the transmission concession renewal over 10 years, starting in 2016.

• Receipt of BRL1.4 billion from the divestment of CELG D in 2016.

• Capex (including capital injection in subsidiaries) of BRL26 billion from 2016 to 2019.

• Dividends: no payment in 2015 and 2016; 25% of net profit after 2017.

• No capital injection from the government.

Centrais Eletricas Brasileiras S.A. (Eletrobras)
	Historical		Fitch Forecast
(BRL 000)	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17
Summary Income Statement
Gross Revenue	23,835,644	30,244,854	33,486,037	35,327,769	37,624,074
Revenue Growth (%)	(29.2)	26.9	10.7	5.5	6.5
Operating EBITDA	(2,303,624)	2,437,438	1,674,302	2,119,666	2,821,806
Operating EBITDA Margin (%)	(9.7)	8.1	5.0	6.0	7.5
Operating EBITDAR	(2,303,624)	2,437,438	1,674,302	2,119,666	2,821,806
Operating EBITDAR Margin (%)	(9.7)	8.1	5.0	6.0	7.5
Operating EBIT	(5,368,411)	(739,769)	(183,623)	105,778	692,933
Operating EBIT Margin (%)	(22.5)	(2.4)	(0.5)	0.3	1.8
Gross Interest Expense	(1,975,080)	(3,644,801)	(4,250,160)	(5,259,932)	(6,401,306)
Pretax Income	(4,924,697)	(1,261,984)	(3,817,292)	(4,312,399)	(4,859,378)

Summary Balance Sheet
Readily Available Cash	9,693,491	5,137,423	7,014,627	7,074,961	7,036,535
Total Debt with Equity Credit	36,037,871	42,462,534	47,785,477	56,190,798	64,010,455
Total Adjusted Debt with Equity Credit	36,310,667	42,746,665	47,785,477	56,190,798	64,010,455
Net Debt	26,344,380	37,325,111	40,770,850	49,115,837	56,973,920

Summary Cash Flow Statement
Operating EBITDA	(2,303,624)	2,437,438	1,674,302	2,119,666	2,821,806
Cash Interest	(1,975,080)	(3,644,801)	(4,250,160)	(5,259,932)	(6,401,306)
Implied Interest Cost (%)	6.0	9.3	9.4	10.1	10.7
Cash Tax	—	—	0	0	0
Associate Dividends less Distributions to NCI	—	—	658	335	1,107
Other Items Before FFO	10,455,709	(2,800,564)	616,491	841,755	848,995
Funds Flow from Operations	6,177,005	(4,007,927)	(1,958,710)	(2,298,176)	(2,729,398)
FFO Margin (%)	25.9	(13.3)	(5.8)	(6.5)	(7.3)
Change in Working Capital	2,922,745	7,211,023	(138,993)	144,931	145,207
Cash Flow from Operations (Fitch Defined)	9,099,750	3,203,096	(2,097,703)	(2,153,245)	(2,584,191)
Total Non-Operating/Nonrecurring Cash Flow	—	—	—	—	—
Capex	(5,712,065)	(6,181,439)	—	—	—
Capital Intensity (Capex/Revenue) (%)	24.0	20.4	—	—	—
Common Dividends	(4,189,709)	(814,993)	—	—	—
Net Acquisitions and Divestitures	(3,555,414)	(3,903,911)	—	—	—
Capex, Dividends, Acquisitions and Other Items before FCF	(13,457,188)	(10,900,343)	(3,091,561)	(6,191,741)	(5,273,892)
FCF after Acquisitions and Divestitures	(4,357,438)	(7,697,247)	(5,189,264)	(8,344,987)	(7,858,083)
FCF Margin (After Net Acquisitions) Margin (%)	(18.3)	(25.4)	(15.5)	(23.6)	(20.9)
Other Investing and Financing Cash Flow Items	1,752,304	(711,306)	1,743,525	0	0
Net Debt Proceeds	3,521,788	4,001,814	5,322,943	8,405,321	7,819,657
Net Equity Proceeds	—	—	0	0	0
Total Change in Cash	916,654	(4,406,739)	1,877,204	60,334	(38,426)

Coverage Ratios (x)
FFO Interest Coverage	3.8	(0.4)	0.4	0.4	0.4
FFO Fixed Charge Coverage	3.8	(0.4)	0.4	0.4	0.4
Operating EBITDAR/Gross Interest Expense + Rents	(1.2)	0.7	0.4	0.4	0.4
Operating EBITDA/Gross Interest Expense	(1.2)	0.7	0.4	0.4	0.4

Leverage Ratios (x)
Total Adjusted Debt/Operating EBITDAR	(15.8)	17.5	28.5	26.5	22.7
Total Adjusted Net Debt/Operating EBITDAR	(11.6)	15.4	24.4	23.2	20.2
Total Debt with Equity Credit/Operating EBITDA	(15.6)	17.4	28.5	26.5	22.7
FFO-Adjusted Leverage	4.8	(30.9)	28.5	26.5	22.7
FFO-Adjusted Net Leverage	3.0	(104.0)	24.3	23.2	20.2

HOW TO INTERPRET THE FORECAST PRESENTED: The forecast presented is based on the agency’s internally produced, conservative rating case forecast. It does not represent the forecast of the rated issuer. The forecast set out above is only one component used by Fitch to assign a rating or determine a rating outlook, and the information in the forecast reflects material but not exhaustive elements of Fitch’s rating assumptions for the issuer’s financial performance. As such, it cannot be used to establish a rating, and it should not be relied on for that purpose. Fitch’s forecasts are constructed using a proprietary internal forecasting tool, which employs Fitch’s own assumptions on operating and financial performance that may not reflect the assumptions that you would make. Fitch’s own definitions of financial terms such as EBITDA, debt or free cash flow may differ from your own such definitions. Fitch may be granted access, from time to time, to confidential information on certain elements of the issuer’s forward planning. Certain elements of such information may be omitted from this forecast, even where they are included in Fitch’s own internal deliberations, where Fitch, at its sole discretion, considers the data may be potentially sensitive in a commercial, legal or regulatory context. The forecast (as with the entirety of this report) is produced strictly subject to the disclaimers set out at the end of this report. Fitch may update the forecast in future reports but assumes no responsibility to do so. Source: Fitch Ratings.

Centrais Elétricas Brasileiras S.A. (Eletrobras)	11
January 26, 2016

The ratings above were unsolicited and have been provided by Fitch as a service to investors.

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Copyright © 2016 by Fitch Ratings, Inc., Fitch Ratings Ltd. and its subsidiaries. 33 Whitehall Street, NY, NY 10004.Telephone: 1-800-753-4824, (212) 908-0500. Fax: (212) 480-4435. Reproduction or retransmission in whole or in part is prohibited except by permission. All rights reserved. In issuing and maintaining its ratings, Fitch relies on factual information it receives from issuers and underwriters and from other sources Fitch believes to be credible. Fitch conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction. The manner of Fitch’s factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors. Users of Fitch’s ratings should understand that neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch and to the market in offering documents and other reports. In issuing its ratings Fitch must rely on the work of experts, including independent auditors with respect to financial statements and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed.

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Centrais Elétricas Brasileiras S.A. (Eletrobras)	12
January 26, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.